UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13G
Under the Securities Exchange Act of 1934
(Amendment No. )*

Emerging Markets Horizon Corp.
(Name of Issuer)

Class A Ordinary Shares
(Title of Class of Securities)

G3033X105
(CUSIP Number)

December 14, 2021
(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:
 ☐ Rule 13d-1(b)
 ☒ Rule 13d-1(c)
 ☐ Rule 13d-1(d)

*
The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. G3033X105		Page 2 of 10 Pages

1	NAME OF REPORTING PERSON PIK Invest Ltd
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Cyprus
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 2,000,000
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 2,000,000
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,000,000
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 7.0%
12	TYPE OF REPORTING PERSON (See Instructions) CO

CUSIP No. G3033X105		Page 3 of 10 Pages

1	NAME OF REPORTING PERSON International LLC Ledamen
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Russia
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 2,000,000
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 2,000,000
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,000,000
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 7.0%
12	TYPE OF REPORTING PERSON (See Instructions) OO

CUSIP No. G3033X105		Page 4 of 10 Pages

1	NAME OF REPORTING PERSON PIK + LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Russia
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 2,000,000
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 2,000,000
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,000,000
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 7.0%
12	TYPE OF REPORTING PERSON (See Instructions) OO

CUSIP No. G3033X105		Page 5 of 10 Pages

1	NAME OF REPORTING PERSON HREF Foundation
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Liechtenstein
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 2,000,000
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 2,000,000
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,000,000
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 7.0%
12	TYPE OF REPORTING PERSON (See Instructions) OO

CUSIP No. G3033X105		Page 6 of 10 Pages

1	NAME OF REPORTING PERSON Sergey Gordeev
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Russia
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 2,000,000
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 2,000,000
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,000,000
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 7.0%
12	TYPE OF REPORTING PERSON (See Instructions) IN

Item 1.
	(a)	Name of Issuer:
Emerging Markets Horizon Corp. (the “Issuer”)

(b)	Address of Issuer’s Principal Executive Offices:

30 Ekaterinis Kornarou Street, 3rd Floor, Stovolos, 2024, Nicosia, Cyprus

Item 2.
	(a)	Name of Person Filing:

This Schedule 13G is jointly filed by PIK Invest Ltd, International LLC Ledamen, PIK + LLC, HREF Foundation and Mr. Sergey Gordeev (collectively, the “Reporting Persons”).

PIK Invest Ltd is wholly owned by International LLC Ledamen.  International LLC Ledamen is wholly owned by PIK + LLC.  PIK + LLC is wholly owned by HREF Foundation.  HREF Foundation is controlled by Mr. Gordeev.

(b)	Address of Principal Business Office, or if none, Residence:
The principal business address of PIK Invest Ltd is Faneromenis, 106, 3rd Floor, Flat/Office 301, 6031, Larnaca, Cyprus.
The principal business address of International LLC Ledamen is Premises B/70, 25, Solnechniy Boulevard, Kaliningrad, Urban District Kaliningrad, Kaliningrad Region, 236006.
The principal business address of PIK + LLC is Room 7, Premises I, 7th Floor, 19, Barrikadnaya Street, Moscow, 123242.
The principal business address of HREF Foundation is SCHREIBER & ZINDEL Treuhand-Anstalt,  Kirchstrasse 39; 9490 Vaduz, Liechtenstein.
The principal business address of Mr. Gordeev is bld.1, 19, Barrikadnaya Street, Moscow, 123242.

(c)	Citizenship:
PIK Invest Ltd is a company formed in Cyprus.
International LLC Ledamen is a limited liability company formed in Russia.
PIK + LLC is a limited liability company formed in Russia.
HREF Foundation was formed in Liechtenstein.
Mr. Sergey Gordeev is a citizen of Russia.

(d)	Title of Class of Securities:
Class A ordinary share, par value $0.0001 per share (“Class A Shares”)

(e)	CUSIP Number:
G3033X105

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:
(a)	☐ Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).
(b)	☐ Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).
(c)	☐ Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).
(d)	☐ Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).
(e)	☐ An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E).
(f)	☐ An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F).
(g)	☐ A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G).
(h)	☐ A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813).
(i)	☐ A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3).
(j)	☐ Group, in accordance with §240.13d-1(b)(1)(ii)(J).
Item 4.	Ownership.
(a)	Amount beneficially owned:
Each of the Reporting Persons may be deemed to be the beneficial owner of the Class A Shares listed on such Reporting Person’s cover page.
(b)	Percent of class:
Each of the Reporting Persons may be deemed to be the beneficial owner of the percentage of Class A Shares listed on such Reporting Person’s cover page. Calculations of the percentage of shares beneficially owned assume 28,750,000 Class A Shares outstanding following the Issuer's initial public offering that closed on December 13, 2021, as reported in the Issuer’s Current Report on Form 8-K filed with the Securities and Exchange Commission on December 14, 2021.
(c)	Number of shares as to which the person has:

(i) Sole power to vote or to direct the vote:
See each cover page hereof.
(ii) Shared power to vote or to direct the vote:
See each cover page hereof.
(iii) Sole power to dispose or to direct the disposition of:
See each cover page hereof.
(iv) Shared power to dispose or to direct the disposition of:
See each cover page hereof.

Item 5.	Ownership of Five Percent or Less of a Class.
If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☐.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.
Not applicable

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.
Not applicable

Item 8.	Identification and Classification of Members of the Group.
Not applicable

Item 9.	Notice of Dissolution of Group.
Not applicable

Item 10.	Certification.
By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Dated: December 27, 2021

PIK INVEST LTD

By:	Director Uniway Managers Ltd

By:	/s/ Constantinos Argyrides
Name:	Constantinos Argyrides
Title:	Director

By:	/s/ Antonis Tsikouris
Name:	Antonis Tsikouris
Title:	Director

INTERNATIONAL LLC LEDAMEN

By:	/s/ Sergey Gordeev
Name:	Sergey Gordeev
Title:	General Director

PIK + LLC

By:	/s/ Georgiy Figin
Name:	Georgiy Figin
Title:	General Director

HREF FOUNDATION

By:	/s/ Jan Sjaak Vinzenz Tersteeg
Name:	Jan Sjaak Vinzenz Tersteeg
Title:	Foundation Council Member

By:	/s/ Frank Zindel
Name:	Frank Zindel
Title:	Foundation Council Member

SERGEY GORDEEV

By:	/s/ Sergey Gordeev
Name:	Sergey Gordeev